SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      DIVERSIFIED CORPORATE RESOURCES, INC.
                                (Name of Issuer)


                          Common Stock, Par Value $0.10
                         (Title of Class of Securities)


                                   255153 10 8
                                 (CUSIP Number)

                                 Mark D. Wigder
                            Jenkens & Gilchrist, P.C.
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  July 17, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. o

Check the following box if a fee is being paid with this statement. o A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class.

CUSIP No.         255153 10 8
          --------------------------

1.   Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of Persons:
     M. Ted Dillard

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) [ ]       (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See instructions)       PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization     Texas


Number of Shares Beneficially
Owned by Each Reporting Person
With:
------------------------------

7.   Sole Voting  Power                      134,000

8.   Shared  Voting  Power                         0

9.   Sole  Dispositive Power                 134,000

10.  Shared Dispositive Power                      0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person     134,000

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row 11.           5.0%

14.  Type of Reporting Person (See Instructions):                  IN


*Based on 2,703,397 shares of Common Stock outstanding as of November 15, 1998.

                         AMENDMENT NO. 1 TO SCHEDULE 13D


1.       Security and Issuer
         -------------------

         No changes.


2.       Identity and Background
         -----------------------

         No changes.

3. and Item 4.  Source and Amount of Funds or Other Consideration
                -------------------------------------------------

     This Amendment No. 1 to Schedule 13D is being filed to report changes in the beneficial ownership of M. Ted Dillard ("Dillard") in shares of the Common Stock (the "Common Stock") of Diversified Corporate Resources, Inc. a Texas corporation (the "Company"). Dillard beneficially owns 134,000 shares of Common Stock at this time.

     In 1996, the Company granted to Dillard options (the "1996 Options") to purchase an aggregate of 105,000 shares of Common Stock pursuant to the Company's Amended and Restated Nonqualified Stock Option Plan. On July 17, 1998, Dillard exercised options to purchase 84,000 shares of Common Stock underlying the 1996 Options for an aggregate purchase price of $257,250. The purchase price was paid with 7,500 shares of Common Stock, valued at $89,500, and the remainder was paid in cash obtained through a margin loan (the "Margin Loan") secured by shares of Common Stock. The Margin Loan involved a third party lender not affiliated with the Company. In connection with this transaction the following has occurred:

                  a. On July 17, 1998, the Company loaned Dillard $148,600 (the "Tax Loan") to cover his income tax liability associated with the transaction. The Tax Loan (i) bears interest at the applicable federal rate, which interest is payable quarterly, (ii) is collateralized (pursuant to a Security Agreement executed by Mr. Dillard) by 20,000 shares of the Common Stock, and (iii) is due July 17, 2003.

                  b. On October 1, 1998, the Company advanced Dillard $38,562 against his 1998 bonus to cover a margin call in connection with the Margin Loan.

                  c. On October 12, 1998, the Company loaned $125,300 to Dillard (the "Company Loan") to cover a second margin call in connection with the Margin Loan and to repay the Margin Loan. The Company Loan (i) bears interest at 8%, which interest is payable quarterly, (ii) is collateralized (pursuant to a Security Agreement executed by Mr. Dillard) by 35,400 shares of the Company's Common Stock, and (iii) is due October 12, 2001. The collateral securing the Company Loan will be increased if the market value of the Common Stock declines to the point where the market value of all shares pledged to the Company pursuant to this Security Agreement is less than the principal amount of the Company Loan. Subject to Regulation G promulgated by the Federal
         Reserve Board, the collateral securing the Company Loan will be decreased if the market value of the shares of Common Stock increases to the point where the market value of all shares pledged to the Company pursuant to this Security Agreement is in excess of the principal amount of the Company Loan.

                  d. On October 23, 1998, the Compensation Committee approved, and the Board of Directors ratified, the repricing of certain options to purchase shares of Common Stock that are held by certain employees of the Company, including the remaining options held by Dillard. Such action reduced to $5.125 per share the exercise price with respect to Dillard's options to purchase 87,667 shares of Common Stock. The Compensation Committee and the Board of Directors also imposed the condition that no repriced options, including Dillard's repriced options, may be exercised prior to October 23, 1998.

         At the present time, but subject to Dillard's continuing evaluation of the factors noted below, and the terms of the Security Agreements referred to above, it is intended that Dillard will retain the shares of Common Stock beneficially owned by him and as a shareholder of the Company will exercise influence over matters relating to the Company requiring shareholder approval, including the election of the directors of the Company, and as President and a director of the Company will exercise influence over the operations and financial policies of the Company and its subsidiaries.

         Whether Dillard purchases or otherwise acquires or disposes of additional shares of Common Stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon Dillard's continuing assessment of pertinent factors, including, among other things: the availability of such shares for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of Dillard and the Company; other business and investment opportunities available to Dillard; economic conditions; money market and stock market conditions; the attitude and actions of other shareholders of the Company; the availability and nature of opportunities to dispose of Common Stock; the provisions of the Security Agreements referred to above, and other plans and requirements of Dillard. Depending upon his assessment of these factors from time to time, Dillard may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, a tender offer, a merger or otherwise) or to dispose of some or all of his shares of Common Stock.

         Other than as mentioned above, Dillard does not have any present plans or proposals that relate to or would result in:

               a. The acquisition or disposition by Dillard of additional securities of the Company.

               b. Any extraordinary corporate transactions, such as material mergers, reorganizations or liquidations, involving the Company or any of its subsidiaries.

               c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

               d. A change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

               e. Any material change in the current capitalization or dividend policy of the Company.

               f. Any other material change in the Company's business or corporate structure.

               g. Changes in the Company's articles or bylaws or other actions that may impede the acquisition of control of the Company by any person.

               h. Causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

               i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to ss.12(g)(4) of the Securities Exchange Act of 1934; or

               j. Any action similar to those above enumerated.

5.       Interest in Securities of the Issuer
         ------------------------------------

                  a.       Number and Percentage of Securities Owned:
                           -----------------------------------------

                           The aggregate number of shares of Common Stock beneficially owned by Dillard is 134,000 shares of Common Stock, amounting to approximately 5.0% of the Common Stock outstanding, based on 2,703,397 shares outstanding as of November 15, 1998. While Dillard holds options to purchase 87,667 shares of Common Stock, none of these options are exercisable within sixty (60) days of the date hereof. Thus, the aforesaid percentage ownership is calculated on the assumption that none of the shares purchasable under Mr. Dillard's options are outstanding.

                  b.       Type of Ownership:
                           -----------------

                           Dillard is deemed to have the sole power to vote or to direct the voting of and the sole power to dispose or to direct the disposition of all of the shares of Common Stock indicated in item 5(a). Except as stated herein, Dillard does not currently share the power to vote or to direct the voting of or the power to dispose or direct the disposition of any shares of Common Stock.

                  c.       Transactions in Securities:
                           --------------------------

                           Except as disclosed herein, there have been no transactions in the securities of the Company by Dillard within the past sixty days.

                  d.       Not applicable.

                  e.       Not applicable.

6.       Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Except as disclosed in the Schedule 13D or in this  Amendment  No. 1 to
Schedule 13D, Dillard has no contracts, arrangements or undertakings with any person with respect to any securities of the Company.

7.       Material to be Filed as Exhibits
         --------------------------------

         1. Diversified Corporate Resources, Inc. Amended and Restated 1996 Nonqualified Stock Option Plan (incorporated by reference from Exhibit 10(z)(xii) to the Company's Form 10-K for the year ended December 31, 1996).

         2. First Amendment to the Company's Amended and Restated 1996 Nonqualified Stock Option Plan (incorporated by reference from
                  Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 1996).

         3. Stock Option Agreement by and between the Company and M. Ted Dillard executed May 15, 1997 (incorporated by reference from
                  Exhibit 4.8 to the Company's Form S-8 (Reg.
                  No. 333-27867) filed on May 27, 1997).

         4. Diversified Corporate Resources, Inc., 1998 Nonqualified Stock Option Plan (incorporated by reference from Exhibit 10.14 to the Company's Form 10-Q (No. 001-13431) filed on May 15,
                  1998).

         5.* Amendment No. 1 to May 15, 1997 Stock Option Agreement between the Company and M. Ted Dillard.

         6. Promissory Note, effective July 17, 1998, between the Company and the Company (incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (No. 0-13984) filed on November 16,
                  1998).

         7. Promissory Note, effective October 12, 1998, by and between the Company and M. Ted Dillard (incorporated by reference from Exhibit 10.4 to the Company's Form 10-Q (No.
                  0-13984) filed on November 16, 1998).

         8. Security Agreement effective July 17, 1998, between the Company and M. Ted Dillard (incorporated by reference from
                  Exhibit 10.5 to the Company's Form 10-Q (No. 0-13984) filed on November 16, 1998).

         9. Security Agreement effective October 12, 1998, between the Company and M. Ted Dillard (incorporated by reference from
                  Exhibit 10.6 to the Company's Form 10-Q (No. 0-13984) filed on November 16, 1998).

-------------------
*  filed herewith


                      [This space left blank intentionally]

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 30, 1998



                                                  /s/ M. Ted Dillard
                                                 -------------------------------

                                 FIRST AMENDMENT
                                       TO
                   AMENDED AND RESTATED STOCK OPTION AGREEMENT


         This First Amendment (the "Amendment") to the Amended and Restated Stock Option Agreement between Diversified Corporate Resources, Inc. (the "Company") and M. Ted Dillard ("Optionee") is adopted pursuant to the terms of
Article VIII of the Diversified Corporate Resources, Inc. Amended and Restated 1996 Stock Option Plan ("Plan").

         WHEREAS, the Company has granted Optionee an option (the "Option") the terms of which are set forth in an Amended and Restated Stock Option Agreement to purchase a certain number of shares (individually and collectively, "Shares") of the Company's common stock; and

         WHEREAS, the Board has proposed that the vesting provisions of the Option should provide for acceleration of its vesting in the event of a change in control of the Company and a subsequent termination of the Optionee's employment with the Company under certain circumstances and has further proposed that the same provisions should apply to the Option; and

         WHEREAS, the Board therefor has proposed to amend the Option to provide that, upon a "Special Change in Control" (as described below) Optionee will become fully vested in his Shares upon a subsequent termination of employment under the circumstances described below occurring prior to the final vesting date under the terms of the Option; and

         WHEREAS, the Board has approved this First Amendment; and

         WHEREAS, the Optionee desires to enter into this First Amendment.

         NOW, THEREFORE, in consideration of the premises, the Option is amended as follows:

         1. Paragraph 2 is amended by adding to the end thereof a new paragraph as follows:

                  "If  (i) a  "Special  Change  in  Control"  occurs,  and  (ii)
                  Optionee's employment with the Company terminates for any reason other than Voluntary Resignation or Termination for Cause during the twenty-four (24) month period beginning on the Effective Date (as reasonably determined by the Committee) of such Change in Control, then, notwithstanding any provision of this Agreement to the contrary, and without limitation, this Option will become exercisable with respect to all of the Shares subject to this Option, at the exercise prices at which the Option would have become exercisable if Optionee had continued in employment through the dates set forth in the preceding paragraph on which the Option would have been exercisable with respect to all of the Shares subject to this Option and will terminate as provided herein.

                  "For all purposes hereof, "Voluntary Termination" shall mean the Optionee's resignation from the Company unless such resignation is as a direct proximate result of (i) without Optionee's express written consent, the assignment to Optionee of any duties materially inconsistent with his positions, duties, responsibilities and status (including his removal form the Board of Directors) with the Company on the Effective Date of the Special Change in Control; (ii) a reduction of Optionee's base compensation and bonus compensation (other than a reduction in payments under the Company's incentive bonus program based on a reduction in net profits of the Company) to an amount that is greater than ten percent (10%) lower than such compensation on the Effective Date of the Special Change In Control; (iii) relocation of Optionee's principal location of work to any location that is both (x) in excess of fifty (50) miles from the location of Optionee's principal location of work on the Effective Date or the Special Change in Control, and (y) in excess of the sum of the distance from Optionee's principal residence on such Effective Date to the location of the Optionee's principal location of work on such Effective Date, plus 50 miles; (iv) failure by the Company to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance reasonably satisfactory to the Optionee, expressly to assume and agree to perform his Employment Agreement and this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place; or (v) any material breach of his Employment Agreement as in effect on the Effective Date of the Special Change in Control, or this Agreement, by the Company.

                  "For all purposes hereof, "Termination For Cause" shall mean Optionee's termination for cause under his Employment Agreement as in effect on the Effective Date of the Special Change in Control or if Optionee does not have an Employment Agreement in effect on the Effective Date of the Special Change in Control, "termination for cause" shall mean any of the following events: (i) the Optionee's conviction or plea of guilty to a crime involving moral turpitude, (ii) any acts of dishonesty or theft on the part of the Optionee that, in the opinion of the Board of Directors of the Company, is detrimental to the best interests of the Company, and (iii) intentional and material violation by the Optionee of any written policy of the Board of Directors of the Company that is not corrected within ninety (90) days after receipt by the Optionee of a detailed written explanation from the Board of Directors of the Company, all as reasonably determined by the Committee in its sole discretion."

         2. Paragraph 5 is amended by renaming it "RECLASSIFICATION, CONSOLIDATION, MERGER AND SPECIAL CHANGE IN CONTROL", and deleting the second sentence and adding in lieu thereof the following:

                  "(b) For all purposes hereof "Special Change in Control" means
                  (i) any  person or entity,  including  a "group" as defined in
                  Section  13(d)(3) of the  Securities  Exchange Act of 1934, as
                  amended (the "Exchange Act"), other than the Company, a majority-owned subsidiary thereof, or J. Michael Moore ("Moore") and any affiliate of Moore, becomes the beneficial owner (as defined pursuant to Schedule 13(d) under the Exchange Act) of the Company's securities having 25% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of directors of the Company; or (ii) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sales of assets or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Company or any successor corporation or entity entitled to vote generally in the election of the directors of the Company or such other corporation or entity after such transaction are beneficially owned (as defined pursuant to Section 13(d) of the Exchange
                  Act) in the aggregate by the holders of the Company's securities entitled to vote generally in the election of directors of the Company immediately prior to such transaction; or (iii) during any period of two consecutive years, individuals who at the beginning of any such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company's shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors of the Company then still in office who were directors of the Company at the beginning of any such period. The "Effective Date" of such Special Change in Control shall be the earlier of the date on which an event described in (i), (ii), or (iii) occurs, or if earlier, the date of the occurrence of (iv) the approval by shareholders of an agreement by the Company, the consummation of which would result in an event described in (i), (ii), or (iii), or (v) the acquisition of beneficial ownership (as defined pursuant to Section 13(d) of the Exchange Act), directly or indirectly, by any entity, person or group (other than the Company, a majority-owned subsidiary of the Company, or Moore and any affiliate of Moore) of securities of the Company representing 5% or more of the combined voting power of the Company's outstanding securities, provided, however, that the events described in (iv) and (v) will be considered the Effective

                  Date of a Special Change in Control if they are followed within six (6) months by an event described in (i), (ii) or
                  (iii)."

         3. Paragraph 7 is renamed Plan Provisions and Binding Effect and is amended and restated to read as follows:

                           The Agreement is in all respects subject to the terms, definitions and provisions of the Plan, all of which are incorporated herein by reference. This Agreement shall be binding upon and inure to the benefit of the Company, the Optionee, and their respective heirs, representatives, successors, and assigns.

         4. A new paragraph 10 will be added as follows:

                           Committee Authority. Any questions concerning the interpretation of this Agreement shall be determined by the Committee in its reasonable discretion.

         5. The effective date of the First Amendment shall be April 30, 1998.

         6. Except as amended by the First Amendment, the terms of the Option shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed as of this _____ day of September, 1998.

                                           DIVERSIFIED CORPORATE RESOURCES, INC.



                                           By:
                                                  ------------------------------
                                           Name:
                                                  ------------------------------
                                           Title:
                                                  ------------------------------


                                           OPTIONEE



                                           -------------------------------------
                                           M. Ted Dillard